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                            December 22, 2021

       Chai Shouping
       Chief Financial Officer
       PetroChina Company Limited
       9 Dongzhimen North Street
       Dongcheng District, Beijing 100007
       The People   s Republic of China

                                                        Re: PetroChina Company
Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response Dated
November 10, 2021
                                                            File No. 001-15006

       Dear Mr. Shouping:

              We have reviewed your November 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 30, 2021 letter.

       Form 20-F for Fiscal Year Ended December 31, 2020

       Risk Factors
       Risks Related to Government Regulation, page 11

   1. Please revise the disclosure provided in response to prior comment 2 to more clearly address the risk that
the Chinese government may exert more control over foreign
                                                        investment in
China-based issuers.
   2. We note your response to comment 2 and the revised disclosure provided as part of your response to comment 3.
The revised disclosure does not appear to address the liquidity risks that operating in
China poses to investors. Please revise your disclosure in this regard.
 Chai Shouping
FirstName
PetroChinaLastNameChai   Shouping
           Company Limited
Comapany22,
December  NamePetroChina
              2021         Company Limited
December
Page 2    22, 2021 Page 2
FirstName LastName
3. We note your response to prior comment 3 and reissue the comment. Revise to disclose the extent to which the Chinese government can intervene or influence your operations at any time which could result in a material change in your operations and/or the value of your ADSs. Also, please include language consistent with your existing disclosure stating that your operations are subject to control by the Chinese government.
4. In your response to comment 3, you propose revised disclosure which states that your operations may be affected by economic and industrial policies in China and some of these measures may have an adverse effect on you. Clarify your proposed disclosure to provide additional detail explaining how the risks associated with operating in China could result in a material change in your operations. Also address the potential impact to the value of your ADSs and your ability to offer or continue to offer securities to investors
         (which could cause the value of such securities to significantly decline or be worthless).
Risks Related to Controlling Shareholder, page 13

5. We note your response to prior comment 4 and partially reissue the comment. Please revise to provide more prominent disclosure in your filing that China National Petroleum
         Corporation, which is controlled by the State-owned Assets Supervision and
         Administration Commission of the State Council of the People   s
Republic of China, is
         your controlling shareholder.
Risks Related to Climate Change, page 15

6. We note from your proposed revised disclosure in response to comment 6 that noncompliance with any carbon emission requirement may subject you to government investigation or penalties as well as civil legal proceedings. Please also address material litigation risks related to climate change other than in relation to noncompliance with carbon emission requirements. In addition, disclose the potential impact of climate-
         related litigation, if material and estimable.
Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public
Company Accounting Oversight Board, page 17

7. You provide disclosure stating that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate your auditor completely, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. In addition, expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign
         Companies Accountable Act, which, if enacted, would decrease the
number of    non-
         inspection years    from three years to two years, and thus, would
reduce the time before
         your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its
 Chai Shouping
PetroChina Company Limited
December 22, 2021
Page 3
         determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Item 5. Operating and Financial Review and Prospects, page 50

8. The proposed revised disclosure that you provided in response to comment 12 states that the Chinese government plans to increase the share of non-fossil fuels in primary energy consumption. We partially reissue comment 12. Please revise to describe in greater detail how the expected decrease in the share of fossil fuels in primary energy consumption will affect demand for your products. As part of your expanded disclosure, specifically address how changes in demand will impact your oil extraction and refining businesses.
         Additionally, describe how you expect to benefit from your initiatives to pursue new energy sources.
9.       We note from your response to comment 14 that China   s carbon
emissions allowances
         trading system is not expected to have a material adverse effect on your business, financial condition, or results of operations. Provide us with additional detail to support this statement. In addition, quantify any purchase or sale of carbon credits or offsets that have occurred in recent periods.
10. We note your response to comment 15 that you suffered weather-related losses related to certain disasters which were compensated by insurance. We partially reissue our prior comment. Provide us with information quantifying the losses incurred, including amounts compensated by insurance. In addition, quantify the impact that weather-related events have had on the cost and availability of insurance.
11. We note your response to comment 15 and the revised disclosure provided in response to comment 5 which states the physical impact of climate change may result in tentative disruption to the supply chain which can indirectly affect your operations. Please revise this disclosure to more clearly address the indirect weather-related impacts from climate change on your customers and suppliers.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3701 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChai Shouping                                Sincerely,
Comapany NamePetroChina Company Limited
                                                               Division of
Corporation Finance
December 22, 2021 Page 3                                       Office of Energy
& Transportation
FirstName LastName